Exhibit 99.1

PRESS RELEASE

SAKS FIFTH AVENUE TO OPEN FULL-LINE LUXURY STORE

IN DOWNTOWN MANHATTAN AT BROOKFIELD PLACE

U.S. Headquarters of Saks’ Parent Hudson’s Bay Company

To Relocate to Brookfield Place in a 400,000-Square-Foot Lease

Brookfield Place NY Now 95% Leased

NEW YORK, September 24, 2014 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced that it has completed leases with Hudson’s Bay Company (TSX: HBC) totaling 485,000 square feet at its Brookfield Place complex in Lower Manhattan.

“These commitments from Hudson’s Bay Company speak to the allure of Downtown as both a retail and office destination,” said Dennis Friedrich, CEO of the global office division of Brookfield Property Partners. “It’s another huge step forward for the area as we witness fashion, creative and media firms migrating to Lower Manhattan. Moreover, Saks Fifth Avenue will anchor the collection of luxury retailers coming to Brookfield Place in 2016 as downtown’s first-ever luxury department store.”

“We are excited about the opening of a second New York City Saks Fifth Avenue store. This store will cater to what we believe is an underserved and rapidly growing downtown luxury market, and positioning ourselves in this key center in Manhattan will strengthen our foothold as the ultimate luxury shopping destination. We could not imagine a better and more fitting location for what we consider to be New York City’s preeminent luxury store,” commented Richard Baker, Governor and CEO, Hudson’s Bay Company.

Details of transactions are as follows:

•	A three-level, 85,000-square-foot Saks Fifth Avenue luxury department store will anchor Brookfield Place, Downtown Manhattan’s premier luxury shopping destination. This is the retailer’s second full-line Manhattan location, joining its flagship store on Fifth Avenue and Lower Manhattan’s first luxury department store.

•	Hudson’s Bay Company, the parent company of Saks Fifth Avenue, will consolidate its U.S. headquarters at Brookfield Place, with 233,000 square feet at 225 Liberty Street and 166,000 square feet at 250 Vesey Street for a total of 400,000 square feet of office space in the 8.5-million-square-foot complex on the Hudson River.

Brookfield has leased 3.1 million square feet at Brookfield Place, bringing it to 95% leased, since the expiry of the Bank of America Merrill Lynch lease on September 30, 2013.

•	In addition, a 55,000-square-foot Saks Fifth Avenue OFF FIFTH is anticipated to open in 2017 at One Liberty Plaza, the first downtown location for OFF FIFTH.

“The new Saks OFF FIFTH store at One Liberty Plaza, when opened in 2017, will become the flagship for our growing outlet business, exemplifying our strategy to expand our off-price concept in urban markets,” added Mr. Baker of Hudson’s Bay Company.

The leases are for an approximate 20-year term. Hudson’s Bay Company was represented by Laura Pomerantz of Laura Pomerantz Real Estate, and Stephen Siegel, Michael Geoghegan, and Laura Crowley-Corrinet of CBRE. Brookfield was represented in-house by Jeremiah Larkin, David Cheikin, Edward Hogan and Alexander Liscio.

# # #

Brookfield Property Partners is a leading owner, operator, and investor in best-in-class real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 47 million square feet of industrial space, 22,000 multi-family units, 11 hotels, and a 100-million-square-foot development pipeline. Our assets are located in North America, Europe, and Australia with a small presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Brookfield Place is the new height of luxury shopping, dining and cultural arts in downtown Manhattan. The center is uniquely positioned just south of Tribeca along the Hudson River waterfront. World-class luxury houses including Hermés, Salvatore Ferragamo and Ermenegildo Zegna, and top fashion brands such as Theory, Michael Kors, Diane von Furstenberg, Vince, and Paul Smith will open in Spring 2015, revolutionizing the luxury shopping experience downtown. Best-in-class dining options include recently opened Hudson Eats, a curated collection of 14 chef-driven fast-casual eateries; Le District, a 25,000 square foot French-inspired marketplace; and five signature restaurants will open in 2015 to provide al fresco dining. Complimented by a world-class arts and events program, Brookfield Place is set to revolutionize Lower Manhattan as the premier destination for residents and visitors alike. For more information, please visit: http://brookfieldplaceny.com.

Media Contact:

Melissa Coley, Vice President, Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact:

Matt Cherry, Vice President, Investor Relations

(212) 417-7488; matthew.cherry@brookfield.com

# # #

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulation and “forward looking statements” within the meaning of “safe harbor” provisions of the United States Private Security Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Forward-looking statements in this news release include statements with respect to distribution payout ratios, gains on mark-to-market releasing and occupancy, and the monetization of the company’s development and redevelopment projects.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: problems may arise in successfully integrating the business of Brookfield Property Partners and Brookfield Office Properties (“BPO”); we may not realize the anticipated synergies and other benefits following the BPO acquisition; the BPO acquisition may involve unexpected costs; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.